Exhibit 99.1 Form 6K- LVH_FSJune 30 2007

LAS VEGAS FROM HOME.COM

ENTERTAINMENT INC.

Consolidated Interim Financial Statements

June 30, 2007

(Canadian Dollars)

(Unaudited – Prepared by Management)

(These interim financial statements have not been reviewed by the Company’s Auditor)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Balance Sheets

June 30, 2007 and December 31, 2006

(Canadian Dollars)

	June 30	December 31
	2007	2006
	(unaudited)	(audited)
ASSETS

Current
Cash & cash equivalents	$6,979,220	$8,273,201
Accounts receivable (note 7)	201,338	425,611
Due from related parties (note 10(a))	0	60
Prepaids & security deposits	15,000	15,000

	7,195,558	8,713,872

Equipment & Software Development (note 8)	793,482	903,483

Total Assets	$7,989,040	$9,617,355

LIABILITIES

Current
Accounts payable & accrued liabilities	197,298	472,427
Due to related parties (note 10(b))	0	5,196
Obligation under capital lease	0	1,019

Total Liabilities	197,298	478,642

STOCKHOLDERS’ EQUITY

Capital stock (note 9(b))	30,011,199	29,792,819
Contributed Surplus (note 9(e))	3,154,299	2,717,716
Deficit	(25,373,756)	(23,371,822)

Total Stockholders’ Equity	7,791,742	9,138,713

Total Liabilities & Stockholders’ Equity	$7,989,040	$9,617,355

Subsequent Events (note 11)

“Bedo H. Kalpakian”

.....................................................................  Director

Bedo H. Kalpakian

“Neil Spellman”

.....................................................................  Director

Neil Spellman

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Operations and Deficit

Six Months Ended June 30

(Canadian Dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES	$126,428	$0	$1,044,791	$0

OPERATING EXPENSES
Sales & Marketing	133,220	154,384	229,890	282,574
General & Administrative	315,692	338,494	685,912	656,162
Research, Development & Support	709,757	573,583	1,360,301	1,000,068
	1,158,669	1,066,461	2,276,103	1,938,804

EARNINGS BEFORE INTEREST, TAXES, AND AMORTIZATION	(1,032,241)	(1,066,461)	(1,231,312)	(1,938,804)

Amortization	62,953	160,489	127,842	297,668
Stock based compensation	190,007	8,649	436,582	83,419
Bank charges, interest and foreign
exchange	386,163	67,684	348,303	58,970

LOSS BEFORE OTHER ITEMS	(1,671,364)	(1,303,283)	(2,144,039)	(2,378,861)

Other items
Gain on settlement of debt	29,736	0	142,105	0
Write up/(down) of marketable securities	0	0	0	(41,127)
	29,736	0	142,105	(41,127)

Income taxes	0	0	0	0

NET LOSS BEFORE
DISCONTINUED OPERATIONS	(1,641,628)	(1,303,283)	(2,001,934)	(2,419,988)

Earnings from discontinued operations	0	449,782	0	1,881,615

NET LOSS FOR THE PERIOD	(1,641,628)	(853,501)	(2,001,934)	(538,373)

Deficit, beginning of period	(23,732,128)	(18,463,266)	(23,371,822)	(18,778,394)

Deficit, end of period	(25,373,756)	(19,316,767)	(25,373,756)	(19,316,767)
Weighted average number of
shares	101,395,075	97,203,825	101,395,075	97,203,825
Net and fully diluted loss
per common share	(0.02)	(0.01)	(0.02)	(0.01)

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Cash Flows

Six Months Ended June 30

(Canadian Dollars)

	Three Months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

OPERATING ACTIVITIES
Net income/(loss)	$(1,641,628)	$(853,501)	$(2,001,934)	$(538,373)
Items not affecting cash
Amortization	62,953	169,886	127,842	312,494
Write down of securities	0	0	0	41,127
Stock-based compensation	190,007	8,649	436,582	83,419
Three card games software	0	(2,401,200)	0	(2,401,200)
	(1,388,668)	(3,076,166)	(1,437,510)	(2,502,533)

Changes in non-cash working capital:
Accounts receivable	114,247	(180,542)	224,333	229,056
Prepaids & security deposits	2,375	(2,686)	0	(18,117)
Due from related party	2,232	(727)	0	4,013
Accounts payable and accrued
Liabilities	13,318	(182,914)	(275,129)	42,038
Due to related parties	0	(89,310)	(5,196)	(51,244)
	132,172	(456,179)	(55,992)	205,746

Cash used by operating activities	(1,256,496)	(3,532,345)	(1,493,502)	(2,296,787)

FINANCING ACTIVITIES
Common shares issued net of issue
Costs	183,025	2,448,360	218,380	2,588,075
Capital subscriptions	0	0	0	0
Repayment of capital lease	0	(5,332)	0	(11,072)
Other obligations (loans payable)	0	0	(1,019)	0

Cash provided by financing activities	183,025	2,443,028	217,361	2,577,003

INVESTING ACTIVITIES
Equipment	(3,208)	(531,205)	(17,840)	(541,812)
Proceeds on sale of marketable
Securities	0	(50,100)	0	198,816
Additions to software development	0	0	0	(130,976)

Cash used by investing activities	(3,208)	(581,305)	(17,840)	(473,972)

Increase/(decrease) in cash and cash
equivalents	(1,076,679)	(1,670,622)	(1,293,981)	(193,756)

Cash and cash equivalents, beginning
of period	8,055,899	9,885,486	8,273,201	8,408,620

Cash and cash equivalents, end
of period	$6,979,220	$8,214,864	$6,979,220	$8,214,864

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Interim Financial Statements

Six Months Ended June 30, 2007

(Canadian Dollars)

1.

Nature of Operations

The principal business of the Company and its former Antiguan subsidiary, Action Poker Gaming Inc. (“Action”) was the development and marketing of software for on-line multi-player interactive card games.

On September 29, 2006, both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving Internet gambling.  Consequently, the Company decided that its licensed operating Antiguan subsidiary, Action Poker Gaming Inc. (“Action”), cease taking deposits from U.S. based players as of October 13, 2006 and sold Action, which included all of the Action Poker brands, the operating infrastructure of Action, APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited and an undivided interest in the software that is used by Action to run the Action Poker Network (collectively referred to as the “APGN”) for a selling price of US$2,600,000 to Playsafe Holding Ltd. (“Playsafe”), a wholly owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway.  On November 24, 2006, the Company received TSX Venture Exchange (“TSX”) approval and closed the sale.  In respect to this arm’s length transaction, a finder’s fee of US$75,000 was paid to an arm’s length third party.  As a result of this sale, the Company no longer has any online gaming interests in the North American market.

As of December 31, 2006, the Company was not operating any card rooms, and therefore it had not sought another hosting facility for its servers.

Action’s operations were located at the facilities of Mohawk Internet Technologies Inc. ("Mohawk"), which acted as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve ("Kahnawake") in Canada.

The gaming and entertainment operations were carried on by Action.  The principal revenues of Action were from collecting rakes, licensing fees and royalties.

During 2005, Action licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which was operated by Action under the URL www.playvegasfromhome.com and which was sold to Playsafe as part of the APGN.

During 2006, the Company incorporated MT Ventures Inc. (“MTV”) a 100% wholly owned Antiguan subsidiary, which is in the business of marketing and licensing the Company’s online Asian multi-player interactive card games software.

On November 10, 2006, the Company caused to incorporate MT Commerce Limited, a United Kingdom corporation.  It is the Company’s intention that MT Commerce Limited (UK) act as payment processor for the Company and its subsidiaries.  Furthermore, the Company changed the name of its Cypriot subsidiary, APG Enterprises Ltd. to MTO Commerce Ltd.

Although management believes that the Internet gaming related activities of MTV will represent a lawful business, there is the risk that the legality of the Internet gaming related activities of MTV may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Interim Financial Statements

Six Months Ended June 30, 2007

(Canadian Dollars)

2.

Going-Concern

These financial statements have been prepared on the basis of accounting principles applicable to a "going-concern" basis, which assumes that Las Vegas From Home.com Entertainment Inc., (the “Company” or “LVFH”) will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events, which raise doubts about the validity of the "going-concern" assumption used in preparing these financial statements.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and all amounts are expressed in Canadian dollars.  These principles differ in certain respects from those that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

The sale of the Company’s APGN to Playsafe Holding Ltd. on November 24, 2006 was accounted for as a discontinued operation under Canadian generally accepted accounting principles (GAAP) and therefore, the APGN results of operations have been removed from the Company's results of continuing operations for all periods presented in this document (note 4).

4.

Discontinued Operations

On November 24, 2006, the Company sold all of the Action Poker brands, the operating infrastructure of Action, APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited, the Online Casino and an undivided interest in the software that is used by Action to run the APGN for a selling price of US $2,600,000 to Playsafe, a wholly owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway.  In respect to this arm’s length transaction, a finder’s fee of US $75,000 was paid to an arm’s length third party.  As a result of this sale, the Company no longer has any online gaming interests in the North American market.  The results of discontinued operations, less applicable income taxes, have been reported as a separate element of net gain (loss) before extraordinary items for both current and prior periods.

The operations and cash flows of the component have been eliminated from the ongoing operations of the enterprise as a result of the disposal transaction; and the enterprise will not have any significant continuing involvement in the operations of the component after the disposal transaction.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Interim Financial Statements

Six Months Ended June 30, 2007

(Canadian Dollars)

5.

Significant Accounting Policies

(a)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, MTO Commerce Ltd. (Cyprus), MT Ventures Inc. (Antigua), MT Commerce Limited (UK) and APG Enterprises (Armenia).  All inter-company balances and transactions have been eliminated.

(b)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and Guaranteed Investment Certificates (“GIC’s”) with maturities of less than one year at the date of acquisition.

(c)

Amortization

Amortization of software and development costs and equipment is calculated on the following bases and annual rates:

Software and development costs

- 5 years straight-line

Computer equipment

- 30% declining-balance

(d)

Software development costs

Research costs are expensed as incurred.  Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles.  The criteria include identifiable costs attributable to a clearly defined product, the establishment of technical feasibility, identification of a market for the software, the Company’s intent to market the software, and the existence of adequate resources to complete the project.  Software development costs are amortized over an estimated useful life of five years or prorated over its expected revenue stream whichever is higher, commencing in the year when commercial sales of the products commence.  Capitalized software development is evaluated in each reporting period to determine whether it continues to meet the criteria for continued deferral and amortization.

(e)

Stock-based compensation

Effective January 2004, the Company adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of stock-based compensation including stock options.  Previously, the Company did not record any compensation cost on the granting of stock options, as the exercise price was equal to or greater than the market price at the date of the grants.  Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes option pricing model.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Interim Financial Statements

Six Months Ended June 30, 2007

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

(f)

Revenue recognition

The Company recognizes revenues from licensees and customers on an accrual basis according to the terms and conditions of each individual license agreement.  Allowances for non-collection of revenues are made when collectibility becomes uncertain.

Prior to the sale of Action Poker, recognition of revenue for each type of revenue was as follows:

(i)

License fees for all licensees

License fees were one-time non-refundable fees, which were for entering into the license agreements.  License fees were recognized when received.

(ii)

Rake percentages from licensees

Rake revenue earned by the Company was based on negotiated percentages of gross rake revenue as specified in the agreements with licensees, which varied from agreement to agreement.  The Company recognized its percentage of rake revenue at the end of the month based on the rake collected on behalf of the licensees; the balance was then paid out to the licensees in the subsequent month.

(iii)

Administration fees

Administration fees revenue earned by the Company was based on negotiated percentages as specified in the agreements with certain licensees, which varied from agreement to agreement.  The fees charged were for administrative services provided by the Company.  The Company recognized these fees as a percentage of the rake collected on behalf of the licensee on a monthly basis.

(iv)

Rake revenue

Rake revenue from customers coming through the websites of the Company’s subsidiary was collected when a player joined a table, and was non-refundable.  As such, revenue was recognized when a player joined a table.

(v)

The Company had an agreement with Zab Resources Inc. (formerly Bronx Ventures Inc.) (“Zab”), a related company, whereby Zab received 40% of the revenue from certain card games.  LVFH reduced its revenue by these amounts (see notes 9(b)(ii) and 10(b)).

(vi)

The Company recognized revenues/losses from its former subsidiary’s Online Casino once a player lost or won a wager.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Interim Financial Statements

Six Months Ended June 30, 2007

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

(g)

Income taxes

The Company follows the asset and liability method based on the accounting recommendations for income taxes issued by CICA.  Under the asset and liability method future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result by applying unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(h)

Foreign currency translation

The Company’s functional currency is the Canadian dollar; therefore, amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets, liabilities and long-term monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rates in effect at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in net income.

(i)

Earnings (loss) per share

Earnings / (loss) per share is calculated using the weighted average number of common shares outstanding during the year.

Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares.  The treasury stock method is used to determine the dilutive effect of stock options and other instruments.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rates.  Stock options and warrants that are anti-dilutive are not included in the calculation.

The dilutive effect of options and warrants was not reflected in loss per share for Q2 2007 as the effect would have been anti-dilutive.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Interim Financial Statements

Six Months Ended June 30, 2007

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

(j)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in the preparation of these financial statements include accrued liabilities, assumptions of the determination of fair value of stock-based compensation expense, rates of amortization for equipment and software development and determination of valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and would impact future results of operations and cash flows.

(k)

Consolidation of variable interest entities

The Company has adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities”, issued by the CICA for annual and interim periods beginning on or after November 1, 2004.  This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  The adoption of this guideline did not have any impact on the Company’s consolidated financial statements.

(l)

Intangible assets

The Company has registered and regularly renews several domain names.  These amounts are insignificant and are expensed when incurred.

6.

Financial Instruments

(a)

Fair value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, amounts due to and from related parties, and obligation under capital lease approximate their fair values because of the short-term maturity of these financial instruments.

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(c)

Credit risk

The Company is exposed to credit risk with respect to its accounts receivable and amounts due from Licensees.

(d)

Foreign currencies

The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Interim Financial Statements

Six Months Ended June 30, 2007

(Canadian Dollars)

7.

Accounts Receivable

Accounts receivable is comprised of the following:

	June 30 2007	December 31 2006

Due from licensees	$122,663	$338,374
Accounts receivable	78,675	87,237

	$201,338	$425,611

8.

Equipment and Software Development

		Accumulated	June 30 2007	December 31 2006
	Cost	Amortization	Net	Net

Software and development costs	$526,577	197,584	328,993	$381,654
Computer equipment	821,513	357,024	464,489	521,829

	$1,348,090	554,608	793,482	$903,483

During 2006, the amount of $130,976 consisting of salaries was capitalized as software development costs.  Amortization expense for the six month period ended June 30, 2007 of $52,662 has been applied to the costs capitalized during the year ended December 31, 2006.

9.

Capital Stock

At the Annual and Special General Meeting of the Company’s shareholders, which was held on June 30, 2005, the shareholders approved the deletion of the pre-existing Company Provisions in the Notice of Articles of the Company and, in substitution, the shareholders approved the adoption of a new form of Articles for the Company pursuant to the Business Corporations Act (British Columbia).  Furthermore, the shareholders approved the increase of the Company’s authorized capital stock to an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, in each case without nominal or par value.

(a)

Authorized:  Unlimited number of common shares and an unlimited number of preferred shares, in each case without par value.  There are no preferred shares issued.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Interim Financial Statements

Six Months Ended June 30, 2007

(Canadian Dollars)

9.

Capital Stock (Continued)

(b)

Issued:

(i)

Changes in Capital Stock:

	June 30, 2007		December 31, 2006
	Number of Shares	Amount	Number of Shares	Amount
Balance beginning of period	100,234,270	$29,792,819	92,514,678	$27,096,835
Exercise of stock options for cash	1,716,500	218,355	584,592	93,755
Exercise of warrants for cash	25	25	465,000	99,000
Reclassification of contributed surplus on exercise of options	0	0	0	102,029
Acquisition of three card Games Software	0	0	6,670,000	2,401,200
Balance end of period	101,950,795	$30,011,199	100,234,270	$29,792,819

(ii)

On November 4, 2002, the Company entered into a licensing Agreement with Zab Resources Inc. (formerly Bronx Ventures Inc.) (“Zab”), a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by the Company and Zab.  On May 5, 2006, Zab sold its interest in the three card games software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares of the Company at a deemed price of $0.36 per share determined by the market value of the Company’s common shares, for a total acquisition cost of $2,401,200, determined by an independent valuation.  The 6,670,000 common shares of the Company, which have been issued to Zab, are restricted from trading until May 1, 2007.

(iii)

The Company received TSX approval on October 30, 2006 to commence a normal course issuer bid.  Under the bid, which would be conducted pursuant to the rules of the TSX, the Company may purchase up to 8,913,000 of its common shares (the "Common Shares") representing approximately 8.9% of the Company's issued and outstanding Common Shares.  The Company has until November 3, 2007 to purchase any or all its Common Shares.  The price at which the Company may purchase its Common Shares will be the market price thereof at the time of acquisition. Purchases of Common Shares will be made in the open market through the facilities of the TSX.  Any Common Shares acquired by the Company will be cancelled.  Purchases under the bid will be made on behalf of the Company by Wellington West Capital Markets Inc.

(iv)

During the six month period ended June 30, 2007, the Company issued 1,716,500 common shares of the Company to employees and consultants as a result of exercising stock options at prices ranging from $0.12 to $0.27 per common share for total proceeds to the Company of $218,355.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Interim Financial Statements

Six Months Ended June 30, 2007

(Canadian Dollars)

9.

Capital Stock (Continued)

(c)

Warrants

During the six month period ended June 30, 2007, no warrants were issued, 25 warrants were exercised, however 1,700,000 warrants with an exercise price of $0.25 per share expired on January 7, 2007 and 6,242,725 warrants with an exercise price of $1.00 per share expired on May 14, 2007.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the six month period ended June 30, 2007:

		Weighted
		Average
	Number	Exercise
	of Warrants	Price $

Balance, December 31, 2006	7,942,750	0.84

Expired (January 7, 2007)	(1,700,000)	0.25
Exercised	(25)	1.00
Expired (May 14, 2007)*	*(6,242,725)	1.00

Balance, June 30, 2007	0	0

* The Company’s share purchase warrants expired and were de-listed from trading on the TSX at the close of business on May 14, 2007.

There are no warrants outstanding as at June 30, 2007.

(d)

Stock options

From time to time the Company grants stock options to employees, officers, directors and consultants pursuant to the rules and regulations of the TSX.  During the year ended December 31, 2006, 5,549,000 stock options expired unexercised and as a result the Company granted 9,815,000 stock options to directors, officers and employees.  During 2004, the Company’s shareholders adopted and approved the Company’s 2004 Stock Option Plan (the “2004 Plan”).  The 2004 Plan, which has received the approval of the TSX, reserved 11,290,154 common shares for issuance representing 20% of the Company’s issued and outstanding common shares on April 12, 2004.  At the Annual and Special General Meeting of the Company’s shareholders, which was held on June 30, 2005, the shareholders approved the amendment to the Company’s 2004 Plan by increasing the maximum number of common shares that may be reserved for issuance pursuant to the Stock Option Plan to 15,866,936 common shares (the “Company’s Amended 2004 Stock Option Plan”).  Pursuant to the Company’s Amended 2004 Stock Option Plan which has received TSX approval, the Company grants stock options to employees, directors, officers and consultants.  As at June 30, 2007, there are 1,503,844 stock options available for granting.  The number available for granting is based on the difference between the reserved number of options available for issuance (15,866,936) less outstanding stock options at June 30, 2007 (11,467,500) less the number of stock options exercised since May 12, 2005 up to and including June 30, 2007 (2,895,592); (15,866,936 less 11,467,500 less 2,895,592) equals 1,503,844 stock options available for granting under the Amended 2004 Stock Option Plan.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Interim Financial Statements

Six Months Ended June 30, 2007

(Canadian Dollars)

9.

Capital Stock (Continued)

(d)  Stock options (Continued)

The following summarizes the officer, director, employee and consultant stock options that have been granted, exercised, cancelled and expired during the six month period ended June 30, 2007.  The options vest 25% on grant and thereafter 25% every six months.

	Number	Weighted Average
	of Options	Exercise Price $

Balance, December 31, 2006	13,653,000	0.15
Granted	1,950,000	0.20
Cancelled	0	N/A
Exercised	(1,716,500)	0.13
Expired	(2,419,000)	0.27

Balance, June 30, 2007	11,467,500	0.19

(e)

Stock option compensation

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted.  Accordingly, compensation expense of $436,582 for the six month period ended June 30, 2007 (June 30, 2006: $83,419) was recognized as salaries expense.  These amounts are credited to contributed surplus and then subsequently transferred to capital stock on exercise of the options.

10.

Related Party Transactions

(a)

Due from related parties

	June 30 2007	December 31 2006

Advance on expenses receivable from a director	$0	$60

(b)

Due to related parties

	June 30 2007	December 31 2006

Zab Resources Inc. (“Zab”) (formerly Bronx Ventures Inc.)	$0	$5,196

The Company shares office space and certain expenses with the following related companies: Zab Resources Inc., Colt Resources Inc., Mountain Capital Inc., and Touchdown Capital Inc.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Interim Financial Statements

Six Months Ended June 30, 2007

(Canadian Dollars)

10.

Related Party Transactions (Continued)

(b)  Related Party Transactions (Continued)

Amounts payable to directors are for expenses incurred on behalf of the Company and are payable on demand with no interest.

On May 5, 2006 Zab sold its interest in the three card games software to the Company for consideration of 6,670,000 fully paid and non-assessable common shares in the capital of the Company at a deemed price of $0.36 per share for a total acquisition cost of $2,401,200 (see notes 5(f)(v) and 9 (b)(ii)).

(c)

Related party transactions are measured at the exchange amount and comprised of the following:

i

management fees paid to a company related by common management and directors in the amount of $180,000 (2006: $180,000);

ii

the Company paid $0 (2006: $219,160) to Zab for its share of revenues generated from its investment in the three card games software;

iii

as of March 1, 2007, the Company charges $1,500 plus G.S.T. per month in rent and office expenses to Zab Resources Inc., Colt Resources Inc., Mountain Capital Inc., and Touchdown Capital Inc., all related companies;

iv

reimbursed Zab for payroll in the amount of $0 (June 30, 2006: $160,883);

11.

Subsequent Events

(a)

Subsequent to June 30, 2007, a total of 235,00 employee stock options were exercised at a price of $0.12 per share for total proceeds to the Company of $28,200;  510,000 employee stock options with an exercise price of $0.12 per share and 30,000 employee stock options with an exercise price of $0.18 per share expired; and 1,000,000 stock options were granted with exercise prices between $0.18 and $0.205 per share consisting of the following: - 325,000 stock options with an exercise price of $0.205 per share; 565,000 stock options with an exercise price of $0.20 per share, 80,000 stock options with an exercise price of $0.185 per share and 30,000 stock options were granted with an exercise price of $0.18 per share.)

(b)

Effective as of August 1, 2007, the Company has increased the monthly fee charged to Colt Resources Inc. (“Colt”), a related party, to $10,000 plus G.S.T per month for rent and office services.

(c)

Subsequent to June 30, 2007, and pursuant to the Company’s Normal Course Issuer Bid, the Company has returned to treasury 125,000 common shares which were purchased at an average price of $0.175 per share.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Bedo H. Kalpakian, C.F.O. of Las Vegas From Home.com Entertainment Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Las Vegas From Home.com Entertainment Inc., (the Issuer) for the Interim period ending June 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

(c)

evaluated the effectiveness of the Issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the Issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date: August 29, 2007

“Bedo H. Kalpakian”

Bedo H. Kalpakian

C.F.O.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Jacob H. Kalpakian, C.E.O. of Las Vegas From Home.com Entertainment Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Las Vegas From Home.com Entertainment Inc., (the Issuer) for the Interim period ending June 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

(c)

evaluated the effectiveness of the Issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the Issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date: August 29, 2007

“Jacob H. Kalpakian”

Jacob H. Kalpakian

C.E.O.